SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2003

SONY CORPORATION

(Translation of registrant’s name into English)

7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION (Registrant)

By	/s/ TERUHISA TOKUNAKA
(Signature) Teruhisa Tokunaka Executive Deputy President and Group Chief Strategy Officer

Date: August 20, 2003

List of materials

Documents attached hereto:

i)	A press release regarding the impact on Sony Corporation of Crosswave Communications Inc.’s application for commencement of reorganization proceedings under the Corporate Reorganization Law.

SONY

6-7-35 Kitashinagawa
News & Information	Shinagawa-ku Tokyo 141-0001

August 20, 2003

No. 03-34E

Impact on Sony Corporation of Crosswave Communications Inc.’s

Application for Commencement of Reorganization Proceedings

under the Corporate Reorganization Law

Tokyo, Japan—Crosswave Communications Inc. (“Crosswave”), 23.9% of the equity of which Sony Corporation owns, applied for commencement of reorganization proceedings under the Corporate Reorganization Law of Japan. Sony has outstanding loans and leases certain fixed assets to Crosswave. Sony estimates that the commencement of such reorganization proceedings under the Corporate Reorganization Law will result in a maximum decrease to consolidated income before income taxes of approximately 6.0 billion yen.

Sony has not altered its consolidated forecast for the fiscal year ending March 31, 2004 as a result of this decrease.

Inquiries

Sony Corporate Communications

TEL 03-5448-2200             FAX 03-5448-3061